FinTech Acquisition Corp.
405 Silverside Road
Wilmington, DE 19809
(302) 385-5000
May 12, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	FinTech Acquisition Corp. Request for Withdrawal Registration Statement on Form S-1 (File No. 333-149977)
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), FinTech Acquisition Corp. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto.
     The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477, and confirms that the Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement.
     Should you have any questions or require any additional information, please do not hesitate to contact J. Baur Whittlesey or Mark E. Rosenstein of Ledgewood, counsel to the Company, at (215) 731-9450.

Very truly yours, FINTECH ACQUISITION CORP.
By:	/s/ Martin F. Egan
	Name:	Martin F. Egan
	Title:	Chief Financial Officer